Exhibit 99.1
Shinhan Financial Group resolved to pay quarterly cash dividends

On April 27, 2023, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

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Total dividend amount to be paid: KRW 274,356,624,675 (KRW 525 per share)
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The total number of shares subject to dividend is 522,584,047 shares, including class shares
(505,102,047 common shares, 17,482,000 convertible preferred shares)
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Record date: March 31, 2023

The payment for quarterly dividends is expected to be made within 20 days following the resolution of the Board of Directors.